May 15, 2012

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:  Mr. Kevin L. Vaughn

Re:          SPX Corporation

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 24, 2012

File No. 1-6948

Dear Mr. Vaughn:

This letter sets forth the responses of SPX Corporation (together with its subsidiaries, the “Company,” “we” or “our”) to comments on the above-referenced filing provided by the Staff of the Securities and Exchange Commission by letter dated April 30, 2012.

The Staff’s comments are restated below in bold type, and in each case are followed by the Company’s response:

Form 10-K for the Fiscal Year Ended December 31, 2011

Critical Accounting Policies and Use of Estimates, page 42

Long-Term Contract Accounting, page 42

1.              We note a portion of your revenues are recognized under the percentage-of completion method and that these revenues require estimates of future revenues and costs.  We further note your reference here to “underlying factors used to estimate our costs to complete and percentage-of-completion.”  Please revise future filings to provide greater insight into the significant estimates and judgments used in your application of the percentage-of-completion method for revenue recognition.  Specifically discuss the nature of the underlying factors used to estimate your costs to complete and percentage-of completion.  Provide us with a sample of your proposed expanded disclosure.

Response

In future filings, we intend to revise the disclosure to include additional details, as set forth below:

Long-Term Contract Accounting

Certain of our businesses, primarily within the Flow Technology and Thermal Equipment and Services segments, recognize revenues and profits from long-term contracts under the percentage-of-completion method of accounting.  The percentage-of-completion method requires estimates of future revenues and costs over the full term of product delivery.  We measure the percentage-of-completion principally by the contract costs incurred to date as a percentage of the estimated total costs for that contract at completion.   In 20XX, 20XX and 20XX, we recognized $X,XXX.X, $X,XXX.X and $X,XXX.X of revenues under the percentage-of-completion method, respectively.

We record any provision for losses on uncompleted long-term contracts in the period in which the losses are determined. In the case of customer change orders for uncompleted long-term contracts, we include estimated recoveries for work performed in forecasting ultimate profitability for these contracts. Due to uncertainties inherent in the estimation process, it is reasonably possible that completion costs, including those arising from contract penalty provisions and final contract settlements, will be revised during the duration of a contract. These revisions to costs and income are recognized in the period in which the revisions are determined.

Our estimation process for determining revenues and costs for contracts accounted for under the percentage-of-completion method is based upon (i) our historical experience, (ii) the professional judgment and knowledge of our engineers, project managers, and operations and financial professionals, and (iii) an assessment of the key underlying factors (see below) that impact the revenues and costs of our long-term contracts.  Each long-term contract is unique, but similar enough to other contracts so that we can effectively leverage our experience.  As our long-term contracts generally range from nine to eighteen months in duration, we typically reassess the estimated revenues and costs of these contracts on a quarterly basis, but may reassess more often, as situations warrant.  We record changes in estimates of revenues and costs when identified using the cumulative catch-up method prescribed under the Revenue Recognition Topic of the Financial Accounting Standards Board Codification.

We believe that the underlying factors used to estimate our costs to complete and percentage-of-completion are sufficiently reliable to provide a reasonable estimate of revenue and profit. However, due to the length of time over which revenue streams are generated and costs incurred, along with the judgment required in developing the underlying factors, the variability of revenue and costs can be significant. Factors that may affect revenue and costs include, but are not limited to, the following:

•                  Sales Price Incentives and Sales Price Escalation Clauses — Sales price incentives and sales price escalations that are reasonably assured and reasonably estimable are recorded over the performance period of the contract.  Otherwise, these amounts are recorded when awarded.

•                  Cost Recovery for Product Design Changes and Claims — On occasion, design specifications may change during the course of the contract.  Any additional costs arising from these changes may be supported by change orders, or we may submit a claim to the customer.  Change orders are accounted for as described above.  See below for our accounting policies related to claims.

•                  Material Availability and Costs — Our estimates of material costs generally are based on existing supplier relationships, adequate availability of materials, prevailing market prices for materials, and, in some cases, long-term supplier contracts.  Changes in our supplier relationships, delays in obtaining materials, or changes in material prices can have a significant impact on our estimates of cost and profitability of a long-term contract.

•                  Use of Sub-Contractors — Our arrangements with sub-contractors are based on fixed prices.  However, our estimates of costs and profitability on a long-term contract can be impacted by sub-contractor delays, customer claims arising from sub-contractor performance issues, or a sub-contractor’s inability to fulfill its obligations.

•                  Labor Costs — Where applicable, we include the impact of labor improvements in our estimation of costs under long-term contracts, such as in cases where we expect a favorable learning curve over the duration of the contract.  In these cases, if the improvements do not materialize, the estimated costs and profitability of a long-term contract could be adversely impacted.

•                  Anticipated Productivity Levels — To the extent we are more or less productive than originally anticipated, estimated costs and profitability of a long-term contract may be impacted.

•                  Effect of Foreign Currency Fluctuations — Fluctuations between currencies in which our long-term contracts are denominated and the currencies under which contract costs are incurred can have an impact on the profitability of the long-term contract.   When the impact on profitability is potentially significant, we may enter into FX forward contracts to manage the potential exposure.  See Note 13 to our consolidated financial statements for additional details on our FX forward contracts.

In 20XX, 20XX and 20XX, we recorded income (charges) of $X.X, $X.X and $X.X, respectively, associated with changes in cost estimates on our long-term contracts.

Costs and estimated earnings in excess of billings on uncompleted contracts arise when revenues have been recorded but the amounts have not been billed under the terms of the contracts. These amounts are recoverable from customers upon various measures of performance, including achievement of certain milestones, completion of specified units or completion of the contract.

We periodically make claims against customers, suppliers and sub-contractors associated with alleged non-performance and other disputes over contractual terms.  Claims related to long-term contracts are recognized as additional revenues or as a reduction of costs only after we have determined that collection is probable and the amount is reasonably estimable.  Claims made by us may involve negotiation and, in certain cases, litigation or other dispute-resolution processes.  In the event we incur litigation or other dispute-resolution costs in connection with claims, these costs are expensed as incurred, although we may seek to recover these costs.  Claims against us are recognized when a loss is considered probable and amounts are reasonably determinable.

2.              Further to the above, we note in your disclosure that revisions to costs and income on projects are recognized in the period in which the revisions are determined.  Please clarify for us how often you analyze the contracts for potential revisions to the costs and income on the project.

Response

As our long-term contracts generally range from nine to eighteen months in duration, we typically reassess the estimated revenues and costs of these contracts on a quarterly basis, but may reassess more often, as situations warrant.  Changes in estimates of revenues and costs that result from our reassessment are recorded when identified using the cumulative catch-up method prescribed under the Revenue Recognition Topic of the Financial Accounting Standards Board Codification.

Notes to Consolidated Financial Statements, page 55

Note 14 — Commitments, Contingent Liabilities and Other Matters, page 97

General, page 98

3.              If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made.  Please refer to FASB ASC 450-20-50.

Response

Beginning with our Form 10-Q for the quarter ending June 30, 2012, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, we will either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made.

Exhibit 32.1

4.              We note the certification filed as Exhibit 32.1 refers to the Annual Report on Form 10-K for the year ended December 31, 2010.  Please amend the filing to include the required certification on your Annual Report on Form 10-K for the year ended December 31, 2011.

Response

Once the comments herein have been resolved, we will amend our Annual Report on Form 10-K for the year ended December 31, 2011 to revise the certification filed as Exhibit 32.1 to refer to the Annual Report on Form 10-K for the year ended December 31, 2011.

Exhibit 99.1

5.              We note the audit report on your financial statements references the work of other auditors relating to the audit of EGS Electrical Group, LLC, your investment that is accounted for under the equity method.  We further note that you have provided the separate report of the other accountant in accordance with Rule 2-05 of Regulation S-X.  Please amend your filing to include a report from the other independent registered public accounting firm that performed the audit of EGS Electrical Group, LLC that indicates that the firm conducted its audits in accordance with the “standards of the Public Company Accounting Oversight Board (United States).”  The reference in the current report to the auditing standards of the Public Company Accounting Oversight Board (United States) is not consistent with the requirements of paragraph 3 of PCAOB Auditing Standard No. 1.

Response

Once the comments herein have been resolved, we will amend our Annual Report on Form 10-K for the year ended December 31, 2011 to revise the report of the other independent registered public accounting firm that performed the audit of EGS Electrical Group, LLC so it states that the firm conducted its audits in accordance with the “standards of the Public Company Accounting Oversight Board (United States).”

*  *  *  *  *

In connection with this response, we acknowledge the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like additional information or desire to discuss our responses to your comments, please contact the undersigned via telephone at (704) 752-4455 or via e-mail at patrick.oleary@spx.com.

Very truly yours,

/s/ Patrick J. O’Leary
Patrick J. O’Leary
Executive Vice President and Chief Financial Officer

cc:	Gary Newberry
Martin James